Exhibit 99.1

Allot Communications Announces Second Quarter 2008 Results

- Revenues increase 14.5% over first quarter 2008 -

Hod Hasharon, ISRAEL – August 12, 2008 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today announced financial results for the second quarter ended June 30, 2008.

Revenues for the second quarter of 2008 totaled $9.5 million, representing a 14.5% increase over the $8.3 million in revenues reported for the first quarter of 2008 and a 10.5% increase from the $8.6 million of revenues reported for the second quarter of 2007. On a GAAP basis, the net loss for the second quarter of 2008 was $3.7 million, or $0.17 per share (basic and diluted), as compared with a net loss of $4.8 million, or $0.22 per share (basic and diluted), for the first quarter of 2008 and a net loss of $0.6 million, or $0.03 per share (basic and diluted), for the second quarter of 2007.

On a non-GAAP basis, excluding the impact of share-based compensation, ARS devaluation, amortization of acquired core technology and litigation expenses, non-GAAP net loss for the second quarter of 2008 totaled $1.9 million, or $0.09 per share, the same as the net loss for the first quarter of 2008 and compared to a non-GAAP net loss of $0.3 million, or $0.01 per share, for the second quarter of 2007. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. A full reconciliation between GAAP and non-GAAP net loss is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“Our growth during the quarter was driven by several factors,” commented Rami Hadar, Allot Communications’ President and Chief Executive Officer. “Larger orders, which included both wireline and mobile operators, accounted for more than 40% of orders received during the second quarter. While we succeeded in adding new large operators as customers during the quarter, the results also demonstrate that we are deepening penetration within our existing customer base.

“As we anticipated, orders for the Service Gateway increased in the second quarter. This platform, which was recently recognized by Isocore as the DPI industry’s first full-fledged revenue generating platform, continues to be trialed among a growing number of Tier 1 and Tier 2 operators worldwide. We believe that our customers are increasingly recognizing that this true 10G, open platform will enable them to both optimize and monetize their IP networks,” concluded Mr. Hadar.

During the second quarter, key highlights included the following achievements:

—	Addition of one new Tier 1 customer;
—	Continued penetration of Service Gateway-Omega with Tier 1 and Tier 2 operators;
—	Continued leadership in the growing mobile market ; and
—	Addition of partners for the Service Gateway, thereby enlarging the ecosystem of services that may be supported on the platform.

As of June 30, 2008, the Company’s cash and cash equivalents, including short and long-term deposits and investments in marketable securities, totaled $62 million, of which $32 million were auction rate securities (ARS). Recent external valuations showed a further devaluation of certain ARS in the Company’s portfolio. As a result, the Company recorded an additional impairment charge of $1.3 million in its profit and loss statement, in respect of ARS the devaluation of which is considered “other than temporary.”

Subsequent to the end of the quarter, the Company monetized $5.8 million of its ARS portfolio at full par value.

The ARS held by the Company are subject to the risks and uncertainties regarding market conditions, liquidity, impairment and ratings as previously reported by the Company. The Company believes that based on its current cash, cash equivalents, deposits and marketable securities balances at June 30, 2008 and expected operating cash flows, the current lack of liquidity of these securities will not have a material impact on the Company’s liquidity, cash flow or its ability to fund its operations.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its second quarter 2008 results on Tuesday, August 12, 2008, at 8:30 AM EDT, 3:30 PM Israel time. The quarterly results will be published prior to the conference call.

To access the conference call, please dial one of the following numbers: US: 1-866-966-5335, International: +44-20-3003-2666, Israel: 1-809-216-213.

A replay of the conference call will be available from 12:01 am EDT on August 13, 2008 through September 12, 2008 at 11:59 pm EDT. To access the replay, please dial: +44-20-8196-1998, access code: 650204#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations, including the Company’s belief that based on its current cash, cash equivalents, deposits and marketable securities balances and expected operating cash flows, the current lack of liquidity of the ARS will not have a material impact on its liquidity, cash flow or its ability to fund its operations. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the possibility of further deterioration in the credit and capital markets or additional ratings downgrades of investments in the Company’s portfolio (including on ARS) resulting in the Company incurring additional impairments to its investment portfolio; changes in general economic and business conditions and, specifically, a decline in demand for the Company’s products; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-9-761-9365
jkalish@allot.com

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

Revenues	$9,461	$8,601	$17,720	$16,877
Cost of revenues	2,488	2,036	4,630	4,010

Gross profit	6,973	6,565	13,090	12,867

Operating expenses:
Research and development, net	3,123	2,165	6,220	4,618
Sales and marketing	5,476	4,566	10,520	8,760
General and administrative	1,610	1,438	3,109	2,481
In - process research and development	-	-	244	-

Total operating expenses	10,209	8,169	20,093	15,859
Operating loss	(3,236)	(1,604)	(7,003)	(2,992)
Financial and other income (expenses), net	(444)	825	(1,459)	1,782

Loss before income tax expenses (benefit)	(3,680)	(779)	(8,462)	(1,210)

Income tax expenses (benefit)	70	(187)	101	(184)

Net Loss	$(3,750)	$(592)	$(8,563)	$(1,026)

Basic and diluted net loss per share	$(0.17)	$(0.03)	$(0.39)	$(0.05)

Weighted average number of shares
used in computing basic and diluted net
loss per share	22,058,963	21,253,700	22,042,867	21,131,702

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

GAAP net loss as reported	$(3,750)	$(592)	$(8,563)	$(1,026)

Non-GAAP adjustments:
Cost of revenues
Expenses recorded for stock-based compensation	16	12	30	23
Core technology amortization	30	-	58	-

	46	12	88	23

Research and development costs, net
Expenses recorded for stock-based compensation	81	46	156	96

Sales and marketing
Expenses recorded for stock-based compensation	162	(10)	290	109

General and administrative
Expenses recorded for stock-based compensation	213	177	421	319
Expenses related to a law suit	25	68	46	68

	238	245	467	387

In-process research and development	-	-	244	-

Total adjustments to operating loss	527	293	1,245	615

Financial and other income (expenses), net
Impairment of auction rate securities	1,285	-	3,435	-

Total adjustments	1,812	293	4,680	615

Non-GAAP net loss	$(1,938)	$(299)	$(3,883)	$(411)

Non- GAAP basic and diluted net loss per share	$(0.09)	$(0.01)	$(0.18)	$(0.02)

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2008	December 31, 2007
	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,946	$28,101
Marketable securities and short term deposits	3,062	7,305
Trade receivables	6,382	6,122
Other receivables and prepaid expenses	1,820	3,799
Inventories	3,924	4,789

Total current assets	42,134	50,116

LONG-TERM ASSETS:
Marketable securities	32,016	35,371
Severance pay fund	3,794	3,302
Other assets	996	1,008

Total long-term assets	36,806	39,681

PROPERTY AND EQUIPMENT, NET	5,034	4,619

GOODWILL AND INTANGIBLE ASSETS, NET	3,761	239

Total assets	87,735	94,655

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,412	$3,409
Deferred revenues	4,511	3,968
Other payables and accrued expenses	5,865	5,514

Total current liabilities	12,788	12,891

LONG-TERM LIABILITIES:
Deferred revenues	1,437	1,404
Accrued severance pay	3,793	3,175

Total long-term liabilities	5,230	4,579

SHAREHOLDERS' EQUITY	69,717	77,185

Total liabilities and shareholders' equity	87,735	94,655